INTERNATIONAL MONEY EXPRESS, INC.
9480 South Dixie Highway
Miami, Florida 33156

September 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Katherine Bagley

Re:	International Money Express, Inc.
Registration Statement on Form S-3
File No. 333-248902

Dear Ms. Bagley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, International Money Express, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 filed on September 18, 2020 (File No. 333-248902), at 4:00 p.m., Eastern Time, on September 25, 2020, or as soon thereafter as practicable.

The Registrant respectfully requests that it be notified of such effectiveness by telephone call to Ira Rosner of Holland & Knight LLP, the Registrant’s counsel, at (305) 789-7556 and that such effectiveness also be confirmed in writing.

Very truly yours,

International Money Express, Inc.

By:	/s/ Robert Lisy
Robert Lisy
Chief Executive Officer and President